Exhibit 99.1

HIGHLIGHTS

TORM’s results in the first half of 2019 reflect the Company’s strong operating performance relative to its peers and our focus on maintaining efficient operations and a low cost base. Our profit before tax of USD 28.7m in the first half of 2019 represented the strongest half-year result in three years, and we are pleased to be able to generate a profit also in the second quarter of year that has been negatively impacted by an unusually high and prolonged refinery maintenance period,“ says Executive Director Jacob Meldgaard and adds: “We believe the IMO 2020 regulation will drive increased demand for product tankers and that TORM is well positioned to take advantage of these new market dynamics.”

RESULT
EBITDA[1] for the second quarter of 2019 was USD 40.6m (2018, same period: USD 29.4m). The profit before tax amounted to USD 5.2m (2018, same period: loss of USD 8.6m). Cash flow from operating activities was positive at USD 37.6m in the second quarter of 2019 (2018, same period: USD 25.1m), and earnings per share (EPS) was 7 cents (2018, same period: loss per share of 12 cents). Return on Invested Capital[2] (RoIC) was 3.9% (2018, same period: 0.1%).

EBITDA for the half year ended 30 June 2019 was USD 102.1m (2018, same period: USD 66.7m). The profit before tax for the first six months of 2019 amounted to USD 28.7m (2018, same period: loss of USD 7.5m). Cash flow from operating activities was positive with USD 93.0m in the first six months of 2019 (2018, same period: USD 43.0m), and earnings per share (EPS) was 38 cents (2018, same period: loss per share of 12 cents). Return on Invested Capital (RoIC) was 6.2% (2018, same period: 1.2%).

The Board of Directors has considered the Company’s options and believes that at this time the continued modernization of the fleet through newbuildings, purchase of modern second-hand tonnage and scrubber installations will provide for the optimal capital allocation.

MARKET CONDITIONS
In the second quarter of 2019, TORM achieved TCE rates of USD/day 15,405 (2018, same period: USD/day 12,944). The product tanker freight rates started the first quarter of 2019 at strong levels, last seen in 2016, before softening throughout the quarter as spring refinery maintenance gained pace. Refinery maintenance in the second quarter was particularly pronounced, and coupled with a series of unplanned outages, the volume of global refinery capacity that was offline was 23% higher than during the same period last year.

1 See Glossary on pages 24-28 for a definition of EBITDA.
2 See Glossary on pages 24-28 for a definition of RoIC.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	1

HIGHLIGHTS

VESSEL TRANSACTIONS AND FINANCING
During the second quarter of 2019, TORM has purchased four modern 2011-built MR vessels for a total consideration of USD 83m. The vesselsare expected to be delivered during August 2019. To finance the purchase and to support TORM’s solid capital structure, TORM has entered into six sale and leaseback transactions, which are expected to be executed during the third quarter of 2019. The transactions cover:

•     Four recently purchased 2011-built MR vessels providing proceeds of USD 66m. The transaction is with a Chinese counterpart and includes a purchase obligation in 2025

•     The MR vessels TORM Torino and TORM Titan (both 2016-built) are providing total proceeds of USD 52m, and in connection with the transactions, USD 18m of the existing debt will be repaid. The transactions are with two separate Japanese counterparts and include a purchase obligation in 2024 for TORM Torino and in 2026 for TORM Titan

TORM also took delivery of two MR newbuildings during the second quarter of 2019, sold the MR vessel TORM Gunhild (built in 1999) for a consideration of USD 6m and repaid debt of USD 4m in connection with the vessel sale. The vessel has been delivered to the new owners. After the quarter ended on 30 June 2019, TORM has taken delivery of one MR newbuilding and sold two additional vessels, the MR vessel TORM San Jacinto (built in 2002) and the Handy vessel TORM Saone (built in 2004), for a total consideration of USD 16m. TORM will repay debt of USD 9m in connection with the vessel sales and expects to deliver the vessels to the new owners during the third quarter of 2019.

IMO 2020 SULFUR REGULATION
The implementation deadline for the IMO 2020 sulfur regulation is approaching, and the shipping industry has to comply with the new regulation either by reducing sulfur emissions with scrubbers or by using compliant fuels. TORM’s joint venture ME Production China, a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International (GSI), which is part of the China State Shipbuilding Corporation Group, has provided us with the flexibility to make timely decisions on retrofit installations as we developed our compliance strategy. With close to half of the fleet being retrofitted with scrubbers and half of the fleet using compliant fuels, TORM has a balanced approach to the new regulation. We have developed customized schedules for the vessels that will be using compliant fuels from 1 January 2020. As of 15 August 2019, TORM has conducted six scrubber installations, and by 1 January 2020, 28 out of 34 scheduled installations are expected to be finalized, with the remaining six consisting of three newbuilding deliveries and three retrofit installations.

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings and recently purchased second-hand vessels had a market value of USD 1,735.6m as of 30 June 2019. Compared to broker valuations as of 31 March 2019, the market value of the fleet increased by USD 75m (~5%), when adjusted for sold and purchased vessels.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	2

HIGHLIGHTS

LIQUIDITY
As of 30 June 2019, TORM’s available liquidity was USD 366.9m consisting of USD 106.4m in cash, USD 214.6m in undrawn credit facilities and USD 45.9m in undrawn credit facilities subject to documentation. This excludes the estimated impact of USD 99.0m from the six sale and leaseback transactions to be concluded in the third quarter of 2019. As of 30 June 2019, net interest-bearing debt[3] amounted to USD 622.7m, and TORM's net loan-to-value (LTV)[4] ratio was 51%.

ORDER BOOK AND CAPEX
The book value of TORM’s fleet was USD 1,471.6m as of 30 June 2019 excluding outstanding installments on newbuildings of USD 271.4m. The outstanding installments include payments for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 32.5m for retrofit scrubber installations. As of 30 June 2019, TORM’s order book stood at 11 vessels, including seven newbuildings – two LR1 and five MR vessels – and four MR second-hand vessels. The newbuildings are expected to be delivered in 2019 and the first quarter of 2020.

NAV AND EQUITY
Based on broker valuations as of 30 June 2019, TORM’s Net Asset Value (NAV5) excluding charter commitments was estimated at USD 897m corresponding to a NAV/share[6] of USD 12.1 or DKK 79.8. TORM’s book equity amounted to USD 864m as of 30 June 2019 corresponding to a book equity/share[7] of USD 11.7 or DKK 76.9. During the second quarter of 2019, TORM has upon request from certain warrantholders cancelled 10,089 warrants. TORM now has 4,701,864 warrants outstanding.

MANAGEMENT AND BOARD UPDATE
Mr. Kim Balle has been appointed Chief Financial Officer (CFO) of TORM A/S. Mr. Balle has a background from the financial sector, where he held a position as Head of Corporate Banking in Danske Bank. In addition, Mr. Balle has been Group CFO in DLG and currently holds a position as Group CFO in the private equity-owned CASA A/S. Mr. Balle will take up the position as CFO of TORM on 1 December 2019. In addition, TORM has appointed Ms. Annette Malm Justad as Board Observer. Ms. Justad has significant managerial experience and has previously served as CEO of Eitzen Maritime Services. Ms. Justad currently holds several director positions including Chairman of American Shipping Company ASA and Board member of Awilco LNG. As Board Observer, Ms. Justad will attend the Board meetings from August 2019.

COVERAGE
As of 30 June 2019, 11% of the remaining total earning days in 2019 were covered at an average rate of USD/day 15,197. As of 12 August 2019, 60% of the total earning days in the third quarter of 2019 were covered at USD/day 13,636. 31% of the total earning days in the second half of 2019 were covered at USD/day 13,738.

3 See Glossary on pages 24-28 for a definition of net interest-bearing debt.
4 See Glossary on pages 24-28 for a definition of loan-to-value.
5 See Glossary on pages 24-28 for a definition of NAV.
6 See Glossary on pages 24-28 for a definition of NAV/share.
7 See Glossary on pages 24-28 for a definition of Book equity/share.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	3

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or  circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please  see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	4

KEY FIGURES

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018

INCOME STATEMENT
Revenue	166.3	163.3	352.7	326.3	635.4
Time charter equivalent earnings (TCE) ¹⁾	98.3	90.4	214.9	186.7	352.4
Gross profit ¹⁾	55.0	41.9	128.9	90.7	169.5
EBITDA ¹⁾	40.6	29.4	102.1	66.7	120.5
Operating profit (EBIT)	14.2	0.5	46.4	9.5	2.8
Financial items	-9.0	-9.1	-17.7	-17.0	-36.0
Profit/(loss) before tax	5.2	-8.6	28.7	-7.5	-33.2
Net profit/(loss) for the year/period	5.2	-8.9	28.4	-8.2	-34.8

BALANCE SHEET
Non-current assets	1,484.5	1,452.2	1,484.5	1,452.2	1,445.1
Total assets	1,718.2	1,743.5	1,718.2	1,743.5	1,714.4
Equity	864.3	882.2	864.3	882.2	847.2
Total liabilities	853.9	861.4	853.9	861.4	867.2
Invested capital ¹⁾	1,482.2	1,475.1	1,482.2	1,475.1	1,469.4
Net interest-bearing debt ¹⁾	622.7	598.4	622.7	598.4	627.3
Cash and cash equivalents	106.4	159.1	106.4	159.1	127.4

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 24-28.

	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018

KEY FINANCIAL FIGURES ¹⁾
Margins:
TCE	59.1%	55.4%	60.9%	57.2%	55.4%
Gross profit	33.1%	25.7%	36.5%	27.8%	26.6%
EBITDA	24.4%	18.0%	28.9%	20.4%	19.1%
Operating profit	8.5%	0.3%	13.2%	2.9%	0.5%
Return on Equity (RoE)	2.4%	-4.3%	6.6%	-2.0%	-4.3%
Return on Invested Capital (RoIC)	3.9%	0.1%	6.2%	1.2%	0.1%
Equity ratio	50.3%	50.6%	50.3%	50.6%	49.4%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.07	-0.12	0.38	-0.12	-0.48
Diluted earnings/(loss) per share	0.07	-0.12	0.38	-0.12	-0.48
Net Asset Value per share (NAV/share) ²⁾	12.1	11.4	12.1	11.4	11.6
Stock price in DKK, end of period ³⁾	57.0	50.3	57.0	50.3	43.9
Number of shares end of period (million) ⁴⁾	73.9	73.9	73.9	73.9	73.9
Number of shares weighted avg. (million) ⁴⁾	73.9	73.9	73.9	68.0	73.1

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 24-28.
²⁾ Based on broker valuations as of 30 June 2019, excluding charter commitments.
³⁾ Stock price on Nasdaq in Copenhagen.
⁴⁾ Excluding treasury shares.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	5

THE PRODUCT TANKER MARKET

Product tanker freight rates softened in the second quarter of 2019 particularly due to heavy refinery maintenance and unplanned outages. In general, freight rates were slightly stronger in the eastern than in the western hemisphere.

In the second quarter of 2019, the demand for oil products was affected by weaker macroeconomic activity. Diesel demand was also impacted by lower agricultural demand in the US due to floodings. Refinery maintenance was particularly pronounced, and coupled with a series of unplanned outages, the volume of global refinery capacity that was offline was 23% higher than in the same period last year. While refineries in the US gradually returned from maintenance, maintenance peaked in Asia, being 47% higher year on year. In Europe, offline capacity was up 34% also impacted by a number of unplanned outages. Refinery margins remained under seasonal averages throughout the quarter, with Asia in particular seeing strong downside pressure from newbuilt refineries commencing crude runs.

Product tanker freight rates in the western markets were volatile, affected by a series of unplanned refinery outages on both sides of the Atlantic Basin. The second quarter started with healthy transatlantic gasoline flows, supported by unplanned outages at several gasoline producing units in the US. In mid-April, a crude oil contamination in the Druzhba pipeline in Russia disrupted work at a number of Eastern and Central European refineries, resulting in tightness in gasoline markets with negative impacts for the product tanker market. As gasoline was drawn from the Amsterdam-Rotterdam-Antwerp (ARA) area to inland, the gasoline arbitrage window between Europe and the US closed (and even reversed). At the end of the quarter, a fire at the largest refinery on the US East Coast and the subsequent announcement of permanent clousure of the refinery pushed gasoline prices higher in New York and once again opened the transatlantic gasoline arbitrage, which impacted the product tanker market positively. On the longer-haul flows, gasoline flows from Europe to the East were low as a result of a combination of limited cargo availability in Europe and abundant supply in Asia.

In the East, long-haul diesel flows from East Asia to West of Suez dropped significantly from the record levels seen in the first quarter, driven by a heavy refinery maintenance season in Asia. This was partly offset by increased CPP exports from the Middle East as refineries in the region returned from maintenance. However, crude newbuildings continued to take a significant part of the East to West diesel trade in June, and attacks on vessels near the Strait of Hormuz increased the geopolitical tensions in the Middle East and disrupted vessel traffic in and out of the area. The uncertainty surrounding supplies and logistics as well as increasing shipping cost from the Middle East due to war risk insurance and other precautionary measures by owners resulted in a slowdown in Middle East exports.

The global product tanker fleet (above 25,000 dwt) grew by 1.2% in the second quarter of 2019 (source: TORM). This was down from the 1.6% pace in the first quarter.

During the second quarter of 2019, TORM’s product tanker fleet realized average TCE earnings of USD/day 15,405 (19% up year on year), and split per vessel class:

•	LR2 fleet at USD/day 17,894 (26% up year on year)
•	LR1 fleet at USD/day 14,582 (28% up year on year)
•	MR fleet at USD/day 15,163 (17% up year on year)

•	Handysize fleet at USD/day 12,882 (8% up year on year)

TORM’s gross profit for the second quarter of 2019 was USD 55.0m (2018, same period: USD 41.9m).

Outlook
•	As of 30 June 2019, TORM had covered 11% of the remaining earning days in 2019 at USD/day 15,197
•	As of 12 August 2019, TORM had covered 60% of the remaining earning days in the third quarter of 2019 at USD/day 13,636 and 31% of the remaining earning days in 2019 at USD/day 13,738
•	As 9,063 earning days in 2019 are unfixed as of 12 August 2019, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 9.1m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	6

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 JUNE 2019

	2019	2020	2021
Owned days
LR2	1,894	3,962	3,936
LR1	1,213	3,274	3,265
MR	8,830	19,851	20,027
Handysize	890	1,795	1,815
Total	12,827	28,882	29,044

Charter-in and leaseback days at fixed rate
LR2	183	324	363
LR1	-	-	-
MR	366	668	726
Handysize	-	-	-
Total	549	993	1,089

Total physical days
LR2	2,077	4,286	4,299
LR1	1,213	3,274	3,265
MR	9,196	20,519	20,753
Handysize	890	1,795	1,815
Total	13,376	29,875	30,133

Fair value of freight rate contracts that are mark-to-market in the income statement:
Contracts not included above: USD -0.5m
Contracts included above: USD -0.1m

	2019	2020	2021
Covered, %
LR2	26%	16%	2%
LR1	4%	0%	0%
MR	9%	1%	0%
Handysize	8%	1%	0%
Total	11%	3%	0%

Covered days
LR2	533	697	69
LR1	53	-	-
MR	861	274	-
Handysize	75	10	-
Total	1,521	980	69

Coverage rates, USD/day
LR2	14,495	16,143	15,800
LR1	11,100	-	-
MR	15,922	21,906	-
Handysize	14,733	27,168	-
Total	15,197	17,860	15,800

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	7

EARNINGS DATA

USD	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Change Q2 18 - Q2 19	12-month avg.

LR2 vessels
Available earning days	1,089	917	1,009	1,045	1,069	-2%
Spot rates ¹⁾	11,393	12,930	15,492	23,431	18,604	63%	18,008
TCE per earning day ²⁾	14,190	15,420	17,162	22,469	17,894	26%	18,333
Operating days	1,154	1,034	1,090	1,080	1,092	-5%
Operating expenses per operating day ³⁾	6,765	6,081	6,230	6,392	6,698	-1%	6,354
LR1 vessels
Available earning days	628	640	587	590	589	-6%
Spot rates ¹⁾	11,805	10,126	15,403	17,991	15,365	30%	14,567
TCE per earning day ²⁾	11,403	11,485	14,534	18,089	14,582	28%	14,606
Operating days	637	644	644	630	637	0%
Operating expenses per operating day ³⁾	7,166	6,807	6,328	6,508	6,627	-8%	6,568
MR vessels
Available earning days	4,624	4,502	4,564	4,414	4,267	-8%
Spot rates ¹⁾	12,272	9,569	14,072	16,768	15,429	26%	13,911
TCE per earning day ²⁾	13,005	10,051	13,993	16,765	15,163	17%	13,964
Operating days	4,732	4,784	4,683	4,453	4,402	-7%
Operating expenses per operating day ³⁾	6,434	6,173	6,160	6,473	6,564	2%	6,336
Handy vessels
Available earning days	637	643	524	450	453	-29%
Spot rates ¹⁾	11,708	7,070	9,497	19,492	12,864	10%	11,627
TCE per earning day ²⁾	11,887	6,669	9,306	18,875	12,882	8%	11,351
Operating days	637	644	562	454	455	-29%
Operating expenses per operating day ³⁾	6,665	6,080	6,090	6,251	6,390	-4%	6,186
Tanker segment
Available earning days	6,978	6,702	6,684	6,499	6,378	-9%
Spot rates ¹⁾	12,193	9,919	13,961	17,897	15,652	28%	14,263
TCE per earning day ²⁾	12,944	10,598	14,152	17,949	15,405	19%	14,489
Operating days	7,160	7,106	6,979	6,617	6,586	-8%
Operating expenses per operating day ³⁾	6,573	6,209	6,181	6,448	6,580	0%	6,349
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	8

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to the 70 owned product tankers on the water, TORM has as of 30 June 2019 leased and chartered-in three product tankers.

As of 30 June 2019, TORM had seven newbuildings on order including two LR1 vessels and five MR vessels with expected delivery in 2019 and the first quarter of 2020. In addition, TORM has four second-hand vessels on order with expected delivery in August 2019. The four second-hand vessels will be financed through sale and leaseback structures.

Subsequent to the end of the second quarter of 2019, TORM has sold one MR vessel and one Handy vessel and entered into two sale and leaseback agreements for existing MR vessels. These transactions are all reflected in the table.

	Q1 2019	Changes	Q2 2019	Changes	2019	Changes	2020	Changes	2021
Owned vessels
LR2	11	-	11	-	11	-	11	-	11
LR1	7	-	7	1	8	1	9	-	9
MR	47	-	47	-	47	2	49	-	49
Handysize	5	-	5	-1	4	-	4	-	4
Total	70	-	70	-	70	3	73	-	73

Sale and leaseback vessels
LR2	1	-	1	-	1	-	1	-	1
LR1	-	-	-	-	-	-	-	-	-
MR	2	-	2	6	8	-	8	-	8
Handysize	-	-	-	-	-	-	-	-	-
Total	3	-	3	6	9	-	9	-	9

Total fleet	73	-	73	6	79	3	82	-	82

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	9

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the six months ended 30 June 2019 was USD 128.9m (2018, same period: USD 90.7m). The increase was due to higher freight rates along with lower operating expenses partly offset by less earning days. Average TCE rate for the six months ended 30 June 2019 was USD/day 16,689 compared to USD/day 13,575 in the same period in 2018. Available earning days were 12,877 compared to 13,756 in the same period in 2018.
Administrative expenses for the six months ended 30 June 2019 were USD 24.7m (2018, same period: USD 24.3m).
Other operating expenses for the six months ended 30 June 2019 were USD 2.4m (2018, same period: USD 0.5). The increase is mainly due to a one-off provision covering an exposure related to the operations.
The result before depreciation (EBITDA) for the six months ended 30 June 2019 was a profit of USD 102.1m (2018, same period: USD 66.7m). The increase is mainly due to higher freight rates.

Depreciation for the six months ended 30 June 2019 was USD 53.0m (2018, same period: USD 57.2m). The decrease in depreciation was mainly due to increased residual values on the vessels as a consequence of increased steel prices (approx. USD 3m).

The primary operating result (EBIT) for the six months ended 30 June 2019 was a profit of USD 46.4m (2018, same period: profit of USD 9.5m). The increase was mainly due to higher freight rates along with lower operating expenses.

Financial expenses for the six months ended 30 June 2019 were USD 19.9m (2018, same period: USD 19.0m).

The result after tax for the six months ended 30 June 2019 was a profit of USD 28.4m (2018, same period: loss of USD 8.2m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the six months ended 30 June 2019 was a loss of USD 12.2m (2018, same period: income of USD 2.0m). The decrease is mainly due to a negative fair value adjustment of hedging instruments – primarily related to interest swaps. Total comprehensive income for the six months ended 30 June 2019 is an income of USD 16.2m (2018, same period: a loss of USD 6.2m). The development in total comprehensive income is primarily driven by an increase in the net profit for the period partly offset by a negative fair value adjustment on hedging instruments.

ASSETS
As of 30 June 2019, total assets amounted to USD 1,718.2m.

The carrying value of the fleet including prepayments was USD 1,471.6m as of 30 June 2019, excluding outstanding installments on the LR1 and MR vessels under construction and the four MR second-hand vessels of USD 271.4m. Based on broker valuations, TORM’s fleet including newbuildings and resale vessels had a market value of USD 1,735.6m as of 30 June 2019.

DEBT
As of 30 June 2019, net interest-bearing debt amounted to USD 622.7m. As of 30 June 2019, TORM was in compliance with the financial covenants.

EQUITY
As of 30 June 2019, TORM’s equity was USD 864.3m, and TORM held treasury shares equivalent to 0.4% of the Company's share capital.

LIQUIDITY
As of 30 June 2019, TORM’s available liquidity was USD 366.9m and consisted of cash and cash equivalents of USD 106.4m and undrawn credit facilities of USD 260.5m. The undrawn credit facilities consisted of a USD 75.0m working capital facility, an available facility of USD 65.9m to finance one new MR vessel and another two MR vessels under construction, a USD 73.7m facility financing two LR1 and one MR vessels under construction and a USD 45.9m facility subject to documentation financing two MR vessels under construction. The available liquidity excludes the estimated impact of USD 99m from sale and leaseback transactions related to two existing MR vessels and four second-hand MR vessels that TORM has purchased.

As of 30 June 2019, TORM had CAPEX commitments of USD 271.4m all related to the LR1 and MR vessels under construction, including scrubbers related to these vessels and the four second-hand vessels. In addition, TORM has CAPEX commitments of USD 32.5m for retrofit scrubber installations.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	10

CASH FLOW
Cash flow from operating activities for the six months ended 30 June 2019 amounted to USD 93.0m (2018, same period: USD 43.0m). The increase is primarily driven by a higher operating profit.

Cash flow from investing activities for the six months ended 30 June 2019 was USD -78.3m (2018, same period: USD -118.9m). The change is mainly driven by a lower newbuilding CAPEX and sale of vessels.

Cash flow from financing activities for the six months ended 30 June 2019 was USD -42.5m (2018, same period: USD 101.8m). The main reason for the high amount in Q1-Q2 2018 was the January 2018 capital increase (USD 100m) along with a lower amount of net borrowing.

RELATED PARTY TRANSACTIONS
During the six months ended 30 June 2019, TORM’s transactions with its joint ventures covered CAPEX of a total of USD 11.0m. All transactions were carried out at arm’s length and the outstanding balance as of 30 June 2019 was USD 0.5m.

RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining six months of 2019. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2018 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases

•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 19 of the Annual Report 2018.

DIVIDENDS
The Board of Directors has considered the Company’s options and believes that at this time the continued modernization of the fleet through newbuildings, purchase of modern second-hand tonnage and scrubber installations will provide for the optimal capital allocation. Considering the benefit of the Company’s combined shareholder and stakeholder base, it has therefore been decided not to distribute dividends for the first six months of 2019.

On behalf of TORM plc

Christopher H. Boehringer
Chairman of the Board of Directors
15 August 2019

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	11

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first three months and description of principal risks and uncertainties for the remaining six months of the year); and

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)

By order of the Board of Directors

Jacob Meldgaard
Executive Director
15 August 2019

Disclaimer

The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	12

Consolidated Financial Statements
CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018
Revenue		166.3	163.3	352.7	326.3	635.4
Port expenses, bunkers and commissions		-68.0	-72.9	-137.8	-139.6	-283.0
Charter hire		-	-1.4	-	-2.8	-2.5
Operating expenses	1	-43.3	-47.1	-86.0	-93.2	-180.4
Profit from sale of vessels		0.2	-	0.3	0.6	0.8
Administrative expenses	1, 2	-12.3	-12.1	-24.7	-24.3	-47.8
Other operating expenses		-2.3	-0.6	-2.4	-0.5	-2.0
Share of profit/(loss) from joint ventures		-	0.2	-	0.2	0.2
Impairment losses on tangible and intangible assets	2, 4	-0.1	-	-2.7	-	-3.2
Depreciation	2	-26.3	-28.9	-53.0	-57.2	-114.5

Operating profit/(loss) (EBIT)		14.2	0.5	46.4	9.5	2.8

Financial income		1.1	0.5	2.2	2.0	3.3
Financial expenses		-10.1	-9.6	-19.9	-19.0	-39.3

Profit/(loss) before tax		5.2	-8.6	28.7	-7.5	-33.2

Tax		-	-0.3	-0.3	-0.7	-1.6

Net profit/(loss) for the period		5.2	-8.9	28.4	-8.2	-34.8

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.07	-0.12	0.38	-0.12	-0.48
Diluted earnings/(loss) per share (USD)		0.07	-0.12	0.38	-0.12	-0.48

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	13

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018

Net profit/(loss) for the year	5.2	-8.9	28.4	-8.2	-34.8

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	0.1	-0.2	0.5	-0.3	-0.3
Fair value adjustment on hedging instruments	-7.0	-0.4	-11.7	4.8	-6.7
Fair value adjustment on hedging instruments transferred to income statement	-0.8	-1.1	-0.9	-2.5	-0.3

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-0.1	-	-0.1	-	-
Other comprehensive income/(loss) after tax ¹⁾	-7.8	-1.7	-12.2	2.0	-7.4

Total comprehensive income/(loss) for the year	-2.6	-10.6	16.2	-6.2	-42.2

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	14

CONDENSED CONSOLIDATED BALANCE SHEET

		30 June	30 June	31 December
USDm	Note	2019	2018	2018
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		8.7	-	-
Vessels and capitalized dry-docking	2	1,418.1	1,399.5	1,396.6
Prepayments on vessels	3	53.5	50.3	45.5
Other plant and operating equipment		3.9	2.3	3.0
Total tangible fixed assets		1,484.2	1,452.1	1,445.0

Financial assets
Investments in joint ventures		0.3	0.1	0.1
Total financial assets		0.3	0.1	0.1

Total non-current assets		1,484.5	1,452.2	1,445.1

CURRENT ASSETS
Bunkers		36.2	40.3	39.4
Freight receivables		82.1	71.6	86.0
Other receivables		4.9	16.9	7.5
Prepayments		4.1	3.4	2.9
Cash and cash equivalents		106.4	159.1	127.4
Current assets, excluding assets held-for-sale		233.7	291.3	263.1

Assets held-for-sale	4	-	-	6.2

Total current assets		233.7	291.3	269.3

TOTAL ASSETS		1,718.2	1,743.5	1,714.4

		30 June	30 June	31 December
USDm	Note	2019	2018	2018
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		97.1	97.1	97.1
Treasury shares		-2.9	-2.9	-2.9
Hedging reserves		-12.3	9.6	0.3
Translation reserves		0.4	-	-0.1
Retained profit		781.3	777.7	752.1
Total equity		864.3	882.2	847.2

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	45.0	44.9
Mortgage debt and bank loans	5	605.5	635.7	633.0
Lease liabilities		29.5	23.8	22.1
Total non-current liabilities		679.9	704.5	700.1

CURRENT LIABILITIES
Mortgage debt and bank loans	5	86.0	89.6	91.3
Lease liabilities		3.3	3.0	3.2
Trade payables		38.2	32.6	35.1
Current tax liabilities		1.2	1.5	1.0
Other liabilities		45.3	30.0	36.5
Deferred income		-	0.2	0.1
Total current liabilities		174.0	156.9	167.1

Total liabilities		853.9	861.4	867.2

TOTAL EQUITY AND LIABILITIES		1,718.2	1,743.5	1,714.4

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Accounting policies	9

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	15

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 1 JANUARY-30 JUNE

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	0.7	97.1	-2.9	0.3	-0.1	752.1	847.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	28.4	28.4
Other comprehensive income/(loss) for the period	-	-	-	-12.6	0.5	-0.1	-12.2
Total comprehensive income/(loss) for the period	-	-	-	-12.6	0.5	28.3	16.2

Share-based compensation	-	-	-	-	-	0.9	0.9
Total changes in equity for the period	-	-	-	-12.6	0.5	29.2	17.1

Equity as of 30 Juni 2019	0.7	97.1	-2.9	-12.3	0.4	781.3	864.3

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Balance as of 1 January 2018, as shown in the consolidated financial statements	0.6	-	-2.9	7.3	0.3	785.8	791.1
Effect as of 1 January 2018 of IFRS 15 implementation	-	-	-	-	-	-0.9	-0.9
Equity as of 1 January 2018	0.6	-	-2.9	7.3	0.3	784.9	790.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	-8.2	-8.2
Other comprehensive income/(loss) for the period	-	-	-	2.3	-0.3	-	2.0
Total comprehensive income/(loss) for the period	-	-	-	2.3	-0.3	-8.2	-6.2

Capital increase	0.1	99.9	-	-	-	-	100.0
Transaction costs capital increase	-	-2.8	-	-	-	-	-2.8
Share-based compensation	-		-	-	-	1.1	1.1
Total changes in equity for the period	0.1	97.1	-	2.3	-0.3	-7.1	92.1

Equity as of 30 Juni 2018	0.7	97.1	-2.9	9.6	-	777.7	882.2

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	16

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q2 2019	Q1-Q2 2018	FY 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	28.4	-8.2	-34.8

Adjustments:
Reversal of profit from sale of vessels	-0.3	-0.6	-0.7
Reversal of amortization and depreciation	53.0	57.2	114.5
Reversal of impairment loss on tangible assets	2.7	-	3.2
Reversal of share of profit/(loss) from joint ventures	-	-0.2	-0.2
Reversal of financial income	-2.2	-2.0	-3.3
Reversal of financial expenses	19.9	19.0	39.3
Reversal of tax expenses	0.3	0.7	1.6
Reversal of other non-cash movements	0.5	1.2	2.0

Dividends received from joint ventures	-	0.4	0.4
Interest received and realized exchange gains	1.7	1.6	2.7
Interest paid and realized exchange losses	-19.4	-20.1	-39.8
Income taxes paid	-0.1	-0.3	-1.6
Change in bunkers, receivables and payables, etc.	8.5	-5.7	-12.7

Net cash flow from operating activities	93.0	43.0	70.8

USDm	Q1-Q2 2019	Q1-Q2 2018	FY 2018
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-104.8	-126.1	-202.4
Investments in joint ventures	-0.3	-	-
Sale of tangible fixed assets	26.8	7.2	26.8

Net cash flow from investing activities	-78.3	-118.9	-175.6

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	22.0	57.2	114.5
Repayment, mortgage debt	-55.0	-52.2	-110.8
Repayment, lease liabilities	-2.7	-1.4	-2.9
Capital increase	-	100.0	100.0
Transaction costs capital increase	-	-2.8	-2.8
Change in restricted cash	-6.8	1.0	-2.0

Net cash flow from financing activities	-42.5	101.8	96.0

Net cash flow from operating, investing and financing activities	-27.8	25.9	-8.8

Cash and cash equivalents, beginning balance	124.1	132.9	132.9
Cash and cash equivalents, ending balance	96.3	158.8	124.1
Restricted cash equivalents	10.1	0.3	3.3
Cash and cash equivalents including restricted cash, ending balance	106.4	159.1	127.4

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	17

NOTES

NOTE 1 – STAFF COSTS

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018

Included in operating expenses	2.0	2.2	4.0	4.6	9.3
Included in administrative expenses	9.8	9.5	19.4	19.4	36.9
Total staff costs	11.8	11.7	23.4	24.0	46.2

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 55.1m (30 June 2018: USD 62.1m, 31 December 2018: USD 67.5m).

The depreciation expense for the six months ended 30 June 2019 related to "Other plant and operating equipment" of USD 0.5m is included in the “Administrative expenses” (30 June 2018: USD 0.5m, 31 December 2018: USD 1.1m).

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report as of 31 December 2018 (please refer to Note 7 in the Annual Report 2018). Based on this, TORM has assessed that there are no impairment indicators noted as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 June 2019.

The impairment loss of USD 2.7m relates to specific vessels which have been reclassified to assets held-for-sale to be delivered to the buyers during Q1 and Q2 2019. These vessels have been written down to their net selling price.

NOTE 2 – continued

	30 June	30 June	31 December
USDm	2019	2018	2018

Cost:
Balance as of beginning of period	1,886.3	1,726.6	1,726.6
Additions	27.9	97.8	162.7
Disposals	-8.0	-4.9	-30.2
Transferred from prepayments	67.6	63.9	81.8
Transferred to assets held-for-sale	-44.2	-	-54.6
Balance	1,929.6	1,883.4	1,886.3

Depreciation:
Balance as of beginning of period	327.6	264.8	264.8
Disposals	-8.0	-4.9	-30.2
Depreciation for the period	51.4	56.7	113.4
Transferred to assets held-for-sale	-17.3	-	-20.4
Balance	353.7	316.6	327.6

Impairment:
Balance as of beginning of period	162.1	167.3	167.3
Impairment losses on tangible fixed assets	2.7	-	3.2
Transferred to assets held-for-sale	-7.0	-	-8.4
Balance	157.8	167.3	162.1

Carrying amount	1,418.1	1,399.5	1,396.6

Of which right-of-use assets, end of period	25.6	27.5	26.5

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	18

NOTE 3 – PREPAYMENTS ON VESSELS

	30 June	30 June	31 December
USDm	2019	2018	2018

Balance as of beginning of period	45.5	88.4	88.4
Additions	75.6	25.8	38.9
Transferred to vessels	-67.6	-63.9	-81.8
Carrying amount	53.5	50.3	45.5

NOTE 4 – ASSETS HELD-FOR-SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD

During the first two quarters of 2019, TORM sold three vessels, of which two were delivered to the new owner during the first quarter of 2019 and the third vessel in Q2 2019. The sales resulted in a profit from sale of USD 0.3m and an impairment loss on tangible assets of USD 2.7m.

NOTE 5 – MORTGAGE DEBT AND BANK LOANS

	30 June	30 June	31 December
USDm	2019	2018	2018

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	87.1	90.4	92.2
Falling due between one and two years	87.1	86.0	87.6
Falling due between two and three years	374.2	86.0	343.4
Falling due between three and four years	26.9	381.9	96.9
Falling due between four and five years	11.3	21.8	10.0
Falling due after five years	109.8	64.8	99.4
Total	696.4	730.9	729.5

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 4.8m (30 June 2018: USD 5.4m, 31 December 2018: USD 5.1m), which are amortized over the term of the loans.

As of 30 June 2019, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2019.

During the first six months of 2019, TORM signed a financing agreement with ABN AMRO to increase the existing facility of USD 70.0m by USD 3.7m to finance scrubber installations on newbuildings.

The main conditions in the agreements are in line with the Company's existing loan agreements.

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	19

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 June 2019, TORM has contractual obligations regarding investment commitments including newbuilding and second-hand commitments and chartered-in vessels of USD 271.4m and USD 0.0m respectively (30 June 2018: USD 306.4m and USD 0.1m, 31 December 2018: USD 258.0m and USD 0.0m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

In July 2019, TORM has agreed sale and leaseback transactions on the MR vessels TORM Torino and TORM Titan (both built in 2016) with two Japanese counterparties. These transactions will provide proceeds of USD 52m, and USD 18m of existing bank debt will be repaid in connection with the transactions. The lease agreements include a purchase obligation in 2024 for TORM Torino and in 2026 for TORM Titan.

For accounting purposes, the sale and leaseback transactions will be treated as financing arrangements, whereby the vessels will remain on the balance sheet with unchanged values, and the obligations under the leasing contracts will be reflected as lease liabilities on the balance sheet.

After the quarter ended 30 June 2019, TORM has sold two additional vessels, the MR vessel TORM San Jacinto (built in 2002) and the Handy vessel TORM Saone (built in 2004), for a total consideration of USD 16m. TORM will repay debt of USD 9m in connection with the vessel sales and expects to deliver the vessels to the new owners during the third quarter of 2019.

NOTE 9 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2018 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-30 June 2019 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2018 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2019. New standards have not had any material effect on the interim report other than mentioned below. The accounting policies are described in more detail in the Annual Report 2018. The interim report for the period 1 January-30 June 2019 is not audited or reviewed, in line with normal practice.

Implementation of IFRS 16
IFRS 16 “Leases” became effective as of 1 January 2019, and the standard has been implemented using the modified retrospective approach, where comparative information is not restated. TORM has in the past accounted for leaseback vessels as finance leases, and the implementation of IFRS 16 does not change the accounting for these vessels, which are presented as part of “Vessels and capitalized dry-docking” on the balance sheet. The impact of introducing IFRS 16 in TORM is limited to leasing agreements regarding office buildings and other administrative assets such as cars, office equipment, etc. The implementation of IFRS 16 requires capitalization of the related lease agreements, and the effect as of 1 January 2019 is a recognition of a right-of-use asset and leasing liability of USD 11.4m. The right-of-use assets are shown as part of “Land and buildings” and “Other plant and operating equipment” on the balance sheet. The implementation of IFRS 16 will only have a minor negative effect on the “Profit and Loss” in 2019 but will improve the Alternative Performance Measure (APM) “EBITDA” by estimated USD 2.8m of which USD 2.5m will be reclassified from the line item “Administrative expenses” to “Depreciation” and approx. USD 0.3m will be reclassified from “Administrative expenses” to “Financial expenses”.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecasted cash requirements, including newbuildings and loan commitments, and to monitor compliance with the financial covenants in its loan facilities. As of 30 June 2019, TORM’s available liquidity including undrawn facilities was USD 367m, TORM’s net debt was USD 623m and the net debt loan-to-value ratio was 51%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11.

The Board of Directors has considered the Group’s cash flow forecast and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation, taking reasonable changes in trading performance and vessel valuations into account, that the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern principle in preparing its financial statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	20

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Revenue	166.3	186.4	168.6	140.4	163.3
Port expenses, bunkers and commissions	-68.0	-69.8	-74.0	-69.5	-72.9
Charter hire	-	-	-	0.4	-1.4
Operating expenses	-43.3	-42.7	-43.1	-44.1	-47.1
Profit from sale of vessels	0.2	0.1	0.2	-	-
Administrative expenses	-12.3	-12.4	-12.6	-10.9	-12.1
Other operating expenses	-2.3	-0.1	0.2	-1.6	-0.6
Share of profit/(loss) from joint ventures	-	-	-	-	0.2
Impairment losses on tangible assets	-0.1	-2.6	-1.9	-1.3	-
Depreciation	-26.3	-26.7	-28.6	-28.7	-28.9

Operating profit/(loss) (EBIT)	14.2	32.2	8.8	-15.3	0.5

Financial income	1.1	1.1	0.4	0.9	0.5
Financial expenses	-10.1	-9.8	-10.2	-10.1	-9.6

Profit/(loss) before tax	5.2	23.5	-1.0	-24.5	-8.6

Tax	-	-0.3	-0.5	-0.4	-0.3

Net profit/(loss) for the period	5.2	23.2	-1.5	-24.9	-8.9

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.07	0.31	-0.02	-0.34	-0.12
Diluted earnings/(loss) per share (USD)	0.07	0.31	-0.02	-0.34	-0.12

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	21

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	5.2	23.2	-1.7	-24.9	-8.9

Adjustments:
Reversal of profit from sale of vessels	-0.2	-0.1	-0.1	-	-
Reversal of amortization and depreciation	26.3	26.7	28.6	28.7	28.9
Reversal of impairment loss on tangible assets	0.1	2.6	1.9	1.3	-
Reversal of share of profit/(loss) from joint ventures	-	-	-	-	-0.2
Reversal of financial income	-1.1	-1.1	-0.4	-0.9	-0.5
Reversal of financial expenses	10.1	9.8	10.4	10.1	9.6
Reversal of tax expenses	-	0.3	0.5	0.4	0.3
Reversal of other non-cash movements	0.3	0.2	0.5	0.3	0.6

Dividends received from joint ventures	-	-	-	-	0.4
Interest received and realized exchange gains	0.8	0.9	0.3	0.7	0.5
Interest paid and realized exchange losses	-9.8	-9.6	-10.0	-9.7	-10.0
Income taxes paid	-0.1	-	-1.1	-0.2	-0.1
Change in bunkers, receivables and payables, etc.	6.0	2.5	-19.5	12.5	4.5

Net cash flow from operating activities	37.6	55.4	9.4	18.3	25.1

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	22

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-90.4	-14.4	-59.5	-16.7	-46.5
Investments in joint venture’s	-	-0.3	-	-	-
Sale of tangible fixed assets	12.8	14.0	19.6	-	-

Net cash flow from investing activities	-77.6	-0.7	-39.9	-16.7	-46.5

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	22.0	-	28.8	28.5	28.5
Repayment, mortgage debt	-29.5	-25.5	-33.3	-25.3	-20.9
Repayment, lease liabilities	-1.4	-1.3	-0.8	-0.7	-0.7
Change in restricted cash	-6.9	0.1	-2.9	-0.1	0.1

Net cash flow from financing activities	-15.8	-26.7	-8.2	2.4	7.0

Net cash flow from operating, investing and financing activities	-55.8	28.0	-38.7	4.0	-14.4

Cash and cash equivalents, beginning balance	152.1	124.1	162.8	158.8	173.2
Cash and cash equivalents, ending balance	96.3	152.1	124.1	162.8	158.8
Restricted cash equivalents	10.1	3.2	3.3	0.4	0.3
Cash and cash equivalents excluding restricted cash, ending balance	106.4	155.3	127.4	163.2	159.1

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	23

GLOSSARY
KEY FINANCIAL FIGURES

TCE % $= \frac{\text{TCE}}{\text{Revenue}}$

Gross profit % $= \frac{\text{Gross profit}}{\text{Revenue}}$

EBITDA % $= \frac{\text{EBITDA}}{\text{Revenue}}$

Operating profit/(loss) % $= \frac{\text{Operating profit/(loss) (EBIT)}}{\text{Revenue}}$

Return on Equity (RoE) % $= \frac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$

Equity ratio $= \frac{\text{Equity}}{\text{Total assets}}$

Book equity/share $= \frac{\text{Equity}}{\text{Total number of shares, excluding treasury shares}}$

Earnings per share, EPS $= \frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$

Diluted earnings/(loss) per share, EPS (USD) $= \frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	24

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report, except for the implementation of IFRS 16 (as described in note 9) and therefore we refer to the principles for these on pages 146-151 in the TORM plc Annual Report 2018. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018
Reconciliation to revenue
Revenue	166.3	163.3	352.7	326.3	635.4
Port expenses, bunkers and commissions	-68.0	-72.9	-137.8	-139.6	-283.0
TCE earnings	98.3	90.4	214.9	186.7	352.4

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018
Reconciliation to revenue
Revenue	166.3	163.3	352.7	326.3	635.4
Port expenses, bunkers and commissions	-68.0	-72.9	-137.8	-139.6	-283.0
Charter hire	-	-1.4	-	-2.8	-2.5
Operating expenses	-43.3	-47.1	-86.0	-93.2	-180.4
Gross profit	55.0	41.9	128.9	90.7	169.5

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities and amortized bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2019	2018	2018
Mortgage debt and bank loans (current and non-current)	691.5	725.3	724.3
Finance lease liabilities	32.8	26.8	25.3
Amortized bank fees	4.8	5.4	5.1
Cash and cash equivalents	-106.4	-159.1	-127.4
Net interest-bearing debt	622.7	598.4	627.3

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	25

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	5.2	-8.9	28.4	-8.2	-34.8
Tax	-	0.3	0.3	0.7	1.6
Financial expenses	10.1	9.6	19.9	19.0	39.3
Financial income	-1.1	-0.5	-2.2	-2.0	-3.3
Depreciation	26.3	28.9	53.0	57.2	114.5
Impairment losses on tangible assets	0.1	-	2.7	-	3.2
EBITDA	40.6	29.4	102.1	66.7	120.5

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	26

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q2 2019	Q2 2018	Q1-Q2 2019	Q1-Q2 2018	FY 2018
Operating profit/(loss) (EBIT)	14.2	0.5	46.4	9.5	2.8
Tax	-	-0.3	-0.3	-0.7	-1.6
EBIT less Tax	14.2	0.2	46.1	8.8	1.2

EBIT less Tax - Full year equivalent	56.8	0.8	92.2	17.6	1.2

Invested capital, opening balance	1,445.6	1,464.4	1,469.4	1,406.0	1,406.0
Invested capital, ending balance	1,482.2	1,475.1	1,482.2	1,475.1	1,469.4
Average invested capital	1,463.9	1,469.8	1,475.8	1,440.6	1,437.7

Return on Invested Capital (RoIC)	3.9%	0.1%	6.2%	1.2%	0.1%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2019	2018	2018

Vessel values including newbuildings (broker values)	1,735.6	1,674.6	1,675.1
Total (value)	1,735.6	1,674.6	1,675.1

Outstanding debt regarding vessels ¹⁾	720.1	757.5	754.7
Committed CAPEX on newbuildings	271.4	306.4	258.0
Cash and cash equivalents	-106.4	-159.1	-127.4
Total (loan)	885.1	904.8	885.3

Loan-to-value (LTV) ratio	51.0%	54.0%	52.9%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	27

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2019	2018	2018
Tangible and intangible fixed assets	1,484.2	1,452.1	1,445.0
Investments in joint ventures	0.3	0.1	0.1
Bunkers	36.2	40.3	39.4
Accounts receivable ¹⁾	91.1	91.9	96.3
Assets held-for-sale	-	-	6.2
Deferred tax liability	-44.9	-45.0	-44.9
Trade payables ²⁾	-83.5	-62.6	-71.6
Current tax liabilities	-1.2	-1.5	-1.0
Deferred income	-	-0.2	-0.1
Invested capital	1,482.2	1,475.1	1,469.4

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June	31 December
USDm	2019	2018	2018
Total vessel values including newbuildings (broker values)	1,735.6	1,674.6	1,675.1
Committed CAPEX on newbuildings	-271.4	-306.4	-258.0
Cash position	106.4	159.1	127.4
Bunkers	36.2	40.3	39.4
Freight receivables	82.1	71.6	86.0
Other receivables	4.9	16.9	7.5
Other plant and operating equipment	3.9	2.3	3.0
Land and buildings	8.7	-	-
Investments in joint ventures	0.3	0.1	0.1
Prepayments	4.1	3.4	2.9
Outstanding debt ¹⁾	-729.1	-757.5	-754.7
Trade payables	-38.2	-32.6	-35.1
Other liabilities	-45.3	-30.0	-36.5
Current tax liabilities	-1.2	-1.5	-1.0
Total Net Asset Value (NAV)	897.0	840.3	856.1
Total number of shares, end of period excluding treasury shares (million)	73.9	73.9	73.9

Total Net Asset Value per share (NAV/share)	12.1	11.4	11.6

¹⁾ Outstanding debt includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2019	28